Exhibit (a)(5)(E)

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IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

ALFREDO JAUREGUI, On Behalf of Himself	)
and All Others Similarly Situated,	)	Case No.__________________
)
Plaintiff,	)	CLASS ACTION
)
v.	)	CLASS ACTION COMPLAINT FOR:
)
KATE SPADE & COMPANY, NANCY J.	)	(1) Violation of § 14(e) of the Securities Exchange Act of 1934
KARCH, LAWRENCE S. BENJAMIN, RAUL J.	)
FERNANDEZ, CARSTEN FISCHER,	)	(2) Violation of § 20(a) of the Securities Exchange Act of 1934
KENNETH B. GILMAN, KENNETH P.	)
KOPELMAN, CRAIG A. LEAVITT, DEBORAH	)	(3) Breach of Fiduciary Duties
LLOYD, DOUGLAS MACK, JAN SINGER,	)
DOREEN A. TOBEN, COACH, INC. and	)
CHELSEA MERGER SUB INC.	)
	)	DEMAND FOR JURY TRIAL
Defendants.	)

Plaintiff Alfredo Jauregui ("Plaintiff'), by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1.             Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of Kate Spade & Company ("Kate Spade" or the "Company"), against Kate Spade, and the Company's Board of Directors (the "Board" or the "Individual Defendants) for violations of Sections 14(e) and 20(a) of the Securities and Exchange Act of 1934 (the "Exchange Act"), and for breaches of fiduciary duty as a result of Defendants' efforts to sell the Company as a result of an unfair process for an unfair price. Also named as defendants are Coach, Inc. ("Parent") and Chelsea Merger Sub Inc. ("Merger Sub", and collectively with Parent, "Coach"), This action seeks to enjoin a tender offer currently scheduled to expire on at 11:59 p.m., New York City time, on June 23, 2017, upon the successful completion of which Coach shall acquire each outstanding share of Kate Spade common stock for $18.50 per share in cash, with a total valuation of approximately $2.4 billion (the "Proposed Acquisition").

CLASS ACTION COMPLAINT

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2.             The terms of the Proposed Acquisition were memorialized in a May 8, 2017 filing with the Securities and Exchange Commission ("SEC") on Form 8-K attaching the definitive Agreement and Plan of Merger (the "Merger Agreement").

3.             On May 26, 2017, Kate Spade filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") with the Securities and Exchange Commission (the "SEC") in support of the Proposed Acquisition.

4.             Defendants breached their fiduciary duties to the Company's stockholders by agreeing to the Proposed Acquisition which undervalues Kate Spade and is the result of a flawed sales process. Post-closure, Kate Spade stockholders will be frozen out of seeing the return on their investment of any and all future profitability of Kate Spade.

5.             Notably, as evidenced by the 14D-9, the sales process leading up to the Proposed Acquisition was rife with inadequacies, including various inferences of conflicts of interest between several of the Director Defendants.

6.             Further, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Acquisition, Company Board Members and executive officers will be able to exchange large, illiquid blocks of Company stock for massive payouts, in addition to receiving cash in exchange for certain outstanding and unvested options and/or other types of restricted stock units. Moreover, certain Directors and other insiders will also be the recipients of lucrative change-in-control agreements, triggered upon the termination of their employment as a consequence of the consummation of the Proposed Acquisition. All stated, Company insiders stand to reap millions of dollars in profits as a result of the Proposed Acquisition, with Defendants Leavitt and Lloyd each receiving pay days in excess of $25 million. Such large paydays upon the consummation of the Proposed Acquisition, have clearly tainted the motivations of the Board in approving it.

CLASS ACTION COMPLAINT

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7.             Finally, in violation of sections 14(e) and 20(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") and their fiduciary duties, Defendants caused to be filed the materially deficient 14D-9 on May 26, 2107 with the SEC in an effort to solicit stockholders to tender their Kate Spade shares in favor of the Proposed Acquisition. The 14D-9 is materially deficient and deprives Kate Spade stockholders of the information they need to make an intelligent, informed and rational decision of whether to tender their shares in favor of the Proposed Acquisition. As detailed below, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the Company's financial projections; (b) the sales process of the Company; and (b) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company's financial advisor Perella Weinberg Partners LP ("Perella Weinberg"); and (c) the financial analyses performed by Perella Weinberg in support of the Proposed Acquisition.

8.             Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the Proposed Acquisition or, in the event the Proposed Acquisition is consummated, to recover damages resulting from violation of the federal securities laws by Defendants.

PARTIES

9.             Plaintiff is an individual citizen of the State of California. He is, and at all times relevant hereto, has been a Kate Spade stockholder.

10.           Defendant Kate Spade is a Delaware corporation and maintains its principal executive offices at 2 Park Avenue, New York, New York 10016. Kate Spade's common stock is traded on the New York Stock Exchange (the "NYSE") under the ticker symbol "KATE".

11.           Defendant Nancy J. Karch ("Karch") is a director of Kate Spade. In addition, Karch serves as the Chairman of the Company Board, and as a member on the Company Board's Audit and Nominating and Governance Committees.

CLASS ACTION COMPLAINT

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12.           Defendant Lawrence S. Benjamin ("Benjamin") is a director of Kate Spade. In addition, Benjamin serves as the Chair of the Board's Nominating and Governance Committee and as a member on the Board's Compensation Committee.

13.           Defendant Raul J. Fernandez ("Fernandez") is a director of Kate Spade. In addition, Fernandez serves as a member of the Board's Audit and Compensation Committees.

14.           Defendant Carsten Fischer ("Fischer") is a director of Kate Spade.

15.           Defendant Kenneth B. Gilman ("Gilman") is a director of Kate Spade. In addition, Gilman serves as the Chair of the Board's Compensation Committee and serves as a member on the Board's Audit Committee.

16.           Defendant Kenneth P. Kopelman ("Kopelman") is a director of Kate Spade. In addition, Kopelman serves as a member on the Board's Nominating and Governance Committee.

17.           Defendant Craig A. Leavitt ("Leavitt") is a director of Kate Spade. In addition, Leavitt serves as the Company's Chief Executive Officer ("CEO").

18.           Defendant Deborah Lloyd ("Lloyd") is a director of Kate Spade. In addition, Lloyd serves as the Company's Chief Creative Officer ("CCO").

19.           Defendant Douglas Mack ("Mack") is a director of Kate Spade. In addition, Mack serves as a member on the Board's Nominating and Governance Committee.

20.           Defendant Jan Singer ("Singer") is a director of Kate Spade. In addition, Singer serves as a member on the Board's Compensation Committee.

21.           Defendant Doreen A. Toben ("Toben") is a director of Kate Spade. In addition, Toben serves as a member on the Board's Compensation Committee.

22.           The defendants identified in paragraphs 11 through 21 are collectively referred to herein as the "Director Defendants" or the "Individual Defendants."

23.           Defendant Parent is a Maryland corporation and maintains its principal executive offices at 10 Hudson Yards, New York, New York 10001. Parent's common stock is traded on the NYSE under the ticker symbol "COII."

CLASS ACTION COMPLAINT

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24.           Defendant Merger Sub is a Delaware corporation and a party to the Merger Agreement. Merger Sub is a wholly-owned subsidiary of Parent. Merger Sub can be served care of its agent for service of process, The Corporation Trust Company, Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801.

JURISDICTION AND VENUE

25.          This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e) and Section 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have. The Court has supplemental jurisdiction over any claims arising under state law pursuant to 28 U.S.C. § 1367.

26.          Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

27.           Venue is proper in this District pursuant to 28 U.S.C. § 1391, because Kate Spade maintains its principal place of business in the Southern District of New York, and each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District.

CLASS ACTION ALLEGATIONS

28.           Plaintiff brings this action pursuant to Federal Rule of Civil Procedure 23, individually and on behalf of the stockholders of Kate Spade's common stock who are being and will be harmed by Defendants' actions described herein (the "Class"). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

29.           This action is properly maintainable as a class action because:

CLASS ACTION COMPLAINT

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a.             The Class is so numerous that joinder of all members is impracticable. According to the Company's most recent 10-Q, as of April 21, 2017, there were more than 128 million common shares of Kate Spade stock outstanding. The actual number of public stockholders of Kate Spade will be ascertained through discovery;

b.             There are questions of law and fact which are common to the Class, including inter alia, the following:

i.	Whether Defendants have violated the federal securities laws;

ii.	Whether Defendants made material misrepresentations and/or omitted material facts in the 14D-9;

iii.	Whether Defendants have breached their fiduciary duties; and

iv.	Whether Plaintiff and the other members of the Class have and will continue to suffer irreparable injury if the Proposed Acquisition is consummated.

c.             Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

d.            Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e.             The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

f.             Plaintiff anticipates that there will be no difficulty in the management of this litigation and, thus, a class action is superior to other available methods for the fair and efficient adjudication of this controversy; and

CLASS ACTION COMPLAINT

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g.             Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS' FIDUCAIRY DUTIES

30.          By reason of the Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Kate Spade and owe the Company the duties of due care, loyalty, and good faith.

31.           By virtue of their positions as directors and/or officers of Kate Spade, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Kate Spade to engage in the practices complained of herein.

32.           Each of the Individual Defendants are required to act with due care, loyalty, good faith, and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must:

a.             act with the requisite diligence and due care that is reasonable under the circumstances;

b.            act in the best interest of the company;

c.             use reasonable means to obtain material information relating to a given action or decision;

d.             refrain from acts involving conflicts of interest between the fulfillment of their roles in the company and the fulfillment of any other roles or their personal affairs;

e.             avoid competing against the company or exploiting any business opportunities of the company for their own benefit, or the benefit of others; and

f.             disclose to the Company all information and documents relating to the company's affairs that they received by virtue of their positions in the company.

CLASS ACTION COMPLAINT

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33.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Kate Spade, are obligated to refrain from:

a.             participating in any transaction where the directors' or officers' loyalties are divided;

b.             participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or

c.             unjustly enriching themselves at the expense or to the detriment of the Company or its stockholders.

34.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Kate Spade, Plaintiff and the other public stockholders of Kate Spade, including their duties of loyalty, good faith, and due care.

35.           As a result of the Individual Defendants' divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their Kate Spade common stock in the Proposed Acquisition.

SUBSTANTIVE ALLEGATIONS

Company Background

36.           Kate Spade, together with its subsidiaries, designs and markets apparel and accessories. The company operates in three segments: Kate Spade North America, Kate Spade International, and Adelington Design Group. It offers briefcases, hand bags, small leather goods, fashion accessories, jewelry, and apparel for men, women, and children; and licensed products, including footwear, fragrances, swimwear, watches, children's wear, tech accessories, optics, tabletop products, legwear, fashion accessories, furniture, bedding, housewares, table linens, loungewear, pillows, lighting products, active wear, and stationery.

CLASS ACTION COMPLAINT

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37.           The company markets and sells its products under the Axcess, Kate Spade Saturday, Jack Spade, Marvella, Kate Spade, Monet, Kate Spade New York, and Trifari brand names. It also designs, develops, and supplies jewelry for the Liz Clairborne and Monet brands; and licenses Lizwear brands. The company sells its products through specialty retail and outlet stores, specialty retail and upscale department stores, and concession stores and upscale wholesale accounts; and a network of distributors, as well as e-commerce platform.

38.           As of December 31, 2016, Kate Spade had 104 specialty retail stores and 64 outlet stores in the United States; and 22 specialty retail stores, 52 concessions, and 13 outlet stores internationally. The company was formerly known as Fifth & Pacific Companies, Inc. and changed its name to Kate Spade & Company in February 2014. Kate Spade & Company was founded in 1976 and is based in New York, New York.

39.           Kate Spade has shown sustained solid financial performance. For example, in an April 18, 2017, press release announcing the Company's Q1 2017 financial results, the Company reported that such positive results as a 1.4% increase in gross profit year-on-year.

40.           Speaking on these positive results, and highlighting the growth of Kate Spade's online presence, CEO of the Company Defendant Leavitt noted that the Company, "...achieved yet another quarter of double-digit eCommerce comparable sales growth." Leavitt continued, noting that the Company "...delivered strong gross margin expansion while working to drive profitable growth across our categories and channels."

41.           These very positive financial results are not a recent anomaly, but rather, are indicative of a trend of continued financial success by Kate Spade. Looking further back, one can see evidence for this typical success. For example, in a February 16, 2017 press release announcing the Company's Q4 and full-year 2016 financial results, Kate Spade reported an impressive year-on-year net income increase of 9.8% for Q4 2016. Additionally, the Company noted that on a segment basis, Kate Spade North America and Kate Spade International proved to be very effective, noting a 9.5% and 12.4% increase in net sales year-on-year, respectively, for Q4 2016.

CLASS ACTION COMPLAINT

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42.           Leavitt touched on the Company's astounding financial results for the period by stating that, "Our solid fourth quarter and fiscal year performance demonstrate the strength of our differentiated business model, as we continued to gain market share and deliver strong growth despite a challenging retail environment."

43.           Additionally, Company President and Chief Operating Officer ("COO"), George Carrara, stated regarding these results, "We are pleased to report top-line growth of 14% for the full- year. In 2016, we delivered Adjusted EBITDA margin expansion of 220 basis points compared to the prior year, reflecting our ongoing focus on expense management, as well as the benefit of lower annual incentive compensation year-over-year. We generated robust cash flow and ended the year in a strong financial position, and with nearly $500 million in cash."

44.           Leavitt also touched on the Company's future outlook and possibility for growth by stating, "In 2016, we further strengthened our handbag portfolio, introduced new categories to our casual ready-to-wear classifications, and thoughtfully expanded our global store base, opening 52 net new owned and partner-operated stores."

45.           Despite this upward trajectory and glowing pronouncements by management, success, the Individual Defendants have caused Kate Spade to enter into the Proposed Acquisition, thereby depriving Plaintiff and other public stockholders of the Company the opportunity to reap the benefits of Kate Spade's present and future success.

The Flawed Sales Process

46.           The process deployed by the Individual Defendants was flawed and inadequate, and conducted out of the self-interest of the Individual Defendants

47.           As part of this process of ordinary periodic review of strategic alternatives, the Company engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss") as legal counsel lo assist the Company in evaluating certain potential strategic alternatives available to the Company.

CLASS ACTION COMPLAINT

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48.          On February 1, 2016, Defendant Leavitt and Mr. Carrara had a meeting with Victor Luis, Parent's CEO, and Todd Kahn, Parent's President and Chief Administrative Officer, in New York to discuss a potential business combination.

49.          On February 16, 2016, Parent delivered an unsolicited, non-binding and preliminary indication of interest, regarding the potential acquisition of the Company. The letter indicated a potential value of $22.00 per Share, subject to a number of conditions and confirmation through due diligence.

50.          On February 17, 2016, the Company's President called Mr. Kahn to indicate that Parent's non-binding indication of interest was not at a level sufficient to cause the Company to engage at such time.

51.          On February 26, 2016, at a special meeting of the Board of Directors, the Board of Directors, together with senior management and Paul Weiss, discussed the potential engagement of Perella Weinberg, which was under engagement at that time to provide general financial advice to the Company, as financial advisor to assist in evaluating potential proposals for an acquisition of the Company. After further discussion, the Company was authorized to proceed with discussions with Perella Weinberg with the goal of finalizing a formal engagement on the basis discussed.

52.          On March 1, 2016, the Company issued its earnings release for the fourth quarter of fiscal year 2015. Following the release of the Company's fiscal 2015 fourth quarter earnings, the closing price of the Shares on March 1, 2016 was $21.99 per Share.

53.          On March 22, 2016, the Company formally engaged Perella Weinberg as its financial advisor in connection with the review of strategic alternatives.

54.          On May 4, 2016, the Company issued its earnings release for the first quarter of fiscal year 2016. Following the release of the Company's fiscal 2016 first quarter earnings, the closing price of the Shares on May 4, 2016 was $24.57 per Share.

CLASS ACTION COMPLAINT

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55.           On July 6,2016, Mr. Kahn had a discussion with Mr. Carrara regarding his views on the retail industry generally. The parties did not discuss the specific terms of any potential transaction regarding Parent and the Company.

56.           On November 14, 2016, Caerus Investors ("Caerus"), a stockholder of the Company, released a public letter to the Board of Directors recommending a sale of the Company.

57.           On December 2, 2016, at a regular telephonic meeting of the Board of Directors and in connection with the ongoing review of the Company's strategy, the Board of Directors, with the assistance of the Company's management, Perella Weinberg and Paul Weiss, discussed amongst other things potential strategic transactions with third parties. Perella Weinberg discussed recent stockholder communications, including discussions with Caerus, regarding a potential sale of the Company and provided the Company with its view of potential counterparties to a strategic transaction. At the end of such discussions, the Board of Directors directed Perella Weinberg to begin an exploratory process to gauge the interest of the likely potential counterparties with regard to a potential acquisition of the Company.

58.           On December 5, 2016, at the direction of the Board of Directors, Perella Weinberg began contacting prospective counterparties to a potential transaction, and ultimately contacted fifteen prospective counterparties including ten strategic entities and five financial sponsor entities. Of the parties contacted, three responded that they would be interested in further discussions: Parent, another strategic entity ("Party A") and a financial sponsor ("Party B").

59.           On January 7, 2017, a confidentiality agreement (an "NDA") was entered into by Parent and the Company, following which the Company made an online data room, which contained nonpublic information about the Company, available to representatives of Parent and representatives of Parent financial advisor Evercore Partners ("Evercore").

60.           On January 17, 2017, the Company and Party A executed an NDA with respect to the process, following which the Company made an online data room available to Party A.

CLASS ACTION COMPLAINT

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61.           On January 26, 2017, the Company and Party B executed a confidentiality agreement with respect to the process, following which the Company made an online data room available to Party B. However, shortly thereafter on February 3, 2017, Party B informed Perella Weinberg that it would not be submitting a bid for the Company.

62.           On February 13,2017, Parent submitted to Perella Weinberg a preliminary, non-binding indication of interest to acquire the Company within an initial indicative price range of $18.00-$22.00 per Share, with the consideration to consist of a combination of cash and Parent stock.

63.           Also on February 13, 2017, Party A submitted a preliminary, non-binding indication of interest to acquire the Company in an all cash transaction within an initial indicative price range of $20.00-$22.00 per Share, subject to completion of due diligence and obtaining required internal approvals.

64.           On February 15, 2017, the Board of Directors held a meeting to review and consider, together with the Company's management and representatives from Perella Weinberg and Paul Weiss, among other things, the initial indications of interest received from Parent and Party A. The Board of Directors directed Perella Weinberg to inform Parent and Party A that they would be invited to move forward in the process.

65.           Between February 16, 2017 and March 21, 2017, the Company and its senior management participated in in-person and telephonic meetings with the management and/or representatives of each of Parent and Party A to respond to due diligence inquiries.

66.           On February 27, 2017, Perella Weinberg provided Parent and Party A with a bid instruction letter for final round bids, indicating that the submission deadline for bids was March 27, 2017.

67.           On March 3, 2017, a draft form of the merger agreement, which had been prepared by Paul Weiss in consultation with the Company, was provided to Parent and Party A via posting to the electronic data room.

CLASS ACTION COMPLAINT

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68.           On March 8, 2017, Party A informed Perella Weinberg that it would not be submitting a bid for the Company, citing concerns about trends in the Company's full price business and reliance on flash sales to generate revenue.

69.           On March 21, 2017, representatives of Parent informed representatives of the Company that Parent would not be submitting a formal definitive proposal to acquire the Company by the March 27, 2017 bid date based on concerns about trends in the Company's first quarter performance and other factors. Representatives of Parent expressed an interest in continuing the dialogue with the Company and reviewing the Company's first quarter results and requested that it be able to delay its final submission until such review. The Company did not receive any bids on the March 27, 2017 bid deadline date.

70.           On March 29, 2017, at a regularly scheduled meeting of the Board of Directors, Perella Weinberg, together with the CEO, updated the Board of Directors on the status of the process, including that Parent had requested that it be permitted to delay its final submission. Perella Weinberg, taking into account the evident and expressed continued interest of Parent and the relevance and imminent availability of the first quarter results, recommended extending the bid date. After discussion, the Board of Directors agreed with the recommendation.

71.           On April 25,2017, Parent's senior management and the Company's senior management, along with representatives of Perella Weinberg and Evercore, met to discuss the Company's first quarter earnings, year-to-date performance and outstanding business diligence items.

72.          On April 29, 2017, Parent submitted to Perella Weinberg an indicative non-binding proposal for the acquisition of the Company (the "April 29 Proposal") for $18.00 per Share in an all- cash transaction, subject to a number of conditions, including completion of confirmatory due diligence to Parent's satisfaction. The April 29 Proposal indicated that Parent would finance the transaction with third-party debt, and to the extent such third-party debt was not available at the proposed time of the transaction closing, Parent would not be required to close the transaction and the Company's sole and exclusive remedy would be to terminate the agreement and receive a termination fee from Parent equal to 4% of the equity value of the Company.

CLASS ACTION COMPLAINT

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73.           On May 1,2017, the Board of Directors held a meeting to discuss the April 29 Proposal. Paul Weiss made a presentation on the Board of Directors' fiduciary duties in connection with a potential sale of the Company. Apparently, there was discussion regarding a sensitivity analysis relating to the Company's Projections but no detail is provided. The Board of Directors then determined to reject the offer made in the April 29th Proposal and instructed Perella Weinberg to contact Evercore to indicate that the Board of Directors would not move forward with the transaction unless Parent increased its offer price and eliminated the Parent Termination Fee Structure. Following the meeting on the same day, representatives of Perella Weinberg had a telephonic conversation with representatives of Evercore to present the Company's position on price and the Parent Termination Fee Structure.

74.           On May 2, 2017, Parent submitted a revised indicative non-binding proposal to acquire the Company for $18.50 per Share in an all-cash transaction, with such proposal no longer containing the Parent Termination Fee Structure (the "May 2 Proposal"). The May 2 Proposal also included a further revised mark-up of a draft merger agreement, reflecting the increased offer price and the removal of the Parent Termination Fee Structure, but otherwise remaining unchanged, including with respect to the condition that certain key senior management of the Company execute retention agreements prior to the signing of the Merger Agreement.

75.           On May 3,2017, the Board of Directors held a meeting, which was attended by members of the Company's senior management team and representatives from Perella Weinberg and Paul Weiss, to review and discuss the terms of May 2 Proposal. The Board of Directors then reviewed and discussed the May 2 Proposal, the Projections, and, again, apparently discussed the sensitivity analysis but without any detail provided. Following the discussions, the Board of Directors authorized the Company's senior management, as well as Perella Weinberg and Paul Weiss, to proceed with negotiating a transaction and directing the Company and its advisors to obtain a transaction that provided a high degree of certainty of closing to the Company's stockholders.

CLASS ACTION COMPLAINT

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76.           Thereafter, Paul Weiss sent Fried Frank a revised draft of the Merger Agreement and during the period from May 3, 2017 until the Merger Agreement was executed by the Company and Parent on May 7, 2017, Paul Weiss and Fried Frank exchanged drafts of the Merger Agreement and other transaction documents and telephonically engaged regarding the same. Additionally, from that time until May 7, 2017, the Company's senior management negotiated the terms of their employment retention and compensation arrangements.

77.           During the evening of May 7, 2017, the Board of Directors held a meeting, which was attended by members of the Company's senior management team and representatives from Perella Weinberg and Paul Weiss, to provide an update on the negotiations and to discuss the terms of the final Merger Agreement. Perella Weinberg reviewed with the Board of Directors its financial analysis with respect to the proposed transaction, then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated as of May 7, 2017, that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $18.50 to be paid to the holders of Shares (other than as specified in such opinion) in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

78.           Thereafter, the Board of Directors unanimously: (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer.

CLASS ACTION COMPLAINT

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79.           Following the May 7, 2017, Board of Directors meeting, the Company and Parent executed the Merger Agreement.

80.           On May 8, 2017, the Proposed Acquisition was announced via joint press release.

The Proposed Acquisition

81. On May 8, 2017, the Company and Coach issued a joint press release announcing that Kate Spade had agreed to be acquired by Coach in the Proposed Acquisition. The press release states in relevant part:

New York — May 8,2017 — Coach, Inc. (NYSE: COH, SEHK: 6388), a leading New York design house of modern luxury accessories and lifestyle brands, today announced it has signed a definitive agreement to acquire Kate Spade & Company (NYSE: KATE). Under the terms of the transaction Kate Spade shareholders will receive $ 18.50 per share in cash for a total transaction value of $2.4 billion. The transaction represents a 27.5% percent premium to the unaffected closing price of Kate Spade's shares as of December 27,2016, the last trading day prior to media speculation of a transaction. The transaction has been unanimously approved by the Boards of Directors of Kate Spade & Company and Coach, Inc.

Victor Luis, Chief Executive Officer of Coach, Inc. said, "Kate Spade has a truly unique and differentiated brand positioning with a broad lifestyle assortment and strong awareness among consumers, especially millennials. Through this acquisition, we will create the first New York-based house of modern luxury lifestyle brands, defined by authentic, distinctive products and fashion innovation. In addition, we believe Coach's extensive experience in opening and operating specialty retail stores globally, and brand building in international markets, can unlock Kate Spade's largely untapped global growth potential. We are confident that this combination will strengthen our overall platform and provide an additional vehicle for driving long-term, sustainable growth."

Craig A. Leavitt, Chief Executive Officer of Kate Spade & Company, said, "Following a thorough review of strategic alternatives, reaching an agreement to join Coach's portfolio of global brands will maximize value for our shareholders and positions Kate Spade for long-term success as we continue our evolution into a powerful, global, multi-channel lifestyle brand. We look forward to working with Coach's leadership team to leverage their expertise across the business as we continue to innovate and build long- term loyalty with consumers and expand across our product category and geographic axes of growth."

CLASS ACTION COMPLAINT

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Kevin Wills, Coach's Chief Financial Officer added, "Due to the complementary nature of our respective businesses, we believe that we can realize a run rate of approximately $50 million in synergies within three years of the deal closing. These cost synergies will be realized through operational efficiencies, improved scalc and inventory management, and the optimization of Kate Spade's supply chain network. At the same time, to ensure the long-term viability and health of the Kate Spade brand, and similar to the steps Coach has itself taken over the last three years, we plan to reduce sales in Kate Spade's wholesale disposition and online flash sales channels. Therefore, the reduction in profitability from the pullback in these channels will be offset by the realization of these substantial synergies. As a result, we expect that the acquisition will be accretive in fiscal 2018 on a non-GAAP basis, and will reach double-digit accretion by fiscal 2019, also on a non-GAAP basis."

Mr. Luis concluded, "The acquisition of Kate Spade is an important step in Coach's evolution as a customer-focused, multi-brand organization. The combination enhances our position in the attractive global premium handbag and accessories, footwear and outerwear categories, bringing product, brand positioning and customer diversification to the portfolio, and establishing scale in key functions with the resources to invest in talent and innovation. In addition, we believe the Kate Spade brand will benefit from our best-in-class supply chain and strong corporate infrastructure."

Strategic Rationale

The combination of Coach, Inc. and Kate Spade & Company will create a leading luxury lifestyle company with a more diverse multi-brand portfolio supported by significant expertise in handbag design, merchandising, supply chain and retail operations as well as solid financial acumen. Coach's history and heritage, multi-channel, international distribution model, and seasoned leadership team uniquely position it to drive long-term sustainable growth for Kate Spade. Coach is focused on preserving Kate Spade's brand independence as well as retaining key talent, ensuring a smooth transition to Coach, Inc.'s ownership.

Transaction Details

The transaction is not subject to a financing condition. Coach has secured committed bridge financing from BofA Merrill Lynch. The $2.4 billion purchase price is expected to be funded by a combination of senior notes, bank term loans and approximately $1.2 billion of excess Coach cash, a portion of which will be used to repay an expected $800 million 6-month term loan. The transaction is expected to close in the third quarter of calendar 2017, subject to customary closing conditions, including the tender of a majority of the outstanding Kate Spade & Company shares pursuant to the offer and receipt of required regulatory approvals.

Advisors

Coach's financial advisor is Evercore Group L.L.C. and its legal advisor is Fried, Frank, Harris, Shriver & Jacobson LLP. Kate Spade & Company's financial advisor is Perella Weinberg Partners LP and its legal advisor is Paul, Weiss, Rifkind, Wharton & Garrison LLP.

CLASS ACTION COMPLAINT

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The Inadequate Merger Consideration

82.           Significantly, analyst expectations, the Company's strong market position, extraordinary growth, synergistic benefit to Coach, and positive future outlook establish the inadequacy of the merger consideration.

83.           First, the compensation afforded under the Proposed Acquisition to Company stockholders significantly undervalues the Company. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration how the Company is performing, considering increases in revenues reported by the Company recent quarters of the past financial year. Notably the Company has traded as high as $24.24 per share within a month before the announcement of the Proposed Acquisition, a valuation more than 31% higher than that contained in the Proposed Acquisition.

84.           Next, analyst coverage indicates a high target above the deal price, with analysts at Cowen and Company, valuing the Company as high as $27.00 per share as recently as April of 2017, less than one month before the Proposed Acquisition was announced, a value that is nearly 46% greater than the valuation offered to Plaintiff and other public stockholders in the Proposed Acquisition.

85.           Finally, the synergistic benefits to Coach are immense, who will add one of its biggest rivals to its own portfolio. Notably, in a "Market Foolery" discussion segment published on May 15, 2017 by online financial journal, The Motley Fool, analysts Chris Hill and Jason Moser discuss that Coach and Kate Spade are "two complementary businesses that will pair well together."

86.           Obviously, the opportunity to invest in such Company on the precipice of success in expanding its business sectors is a great coup for Coach, however it undercuts the foresight and investment of Plaintiff and all other public stockholders who have done the same.

CLASS ACTION COMPLAINT

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87.           Moreover, post-closure, Kate Spade stockholders will be completely cashed out from any and all ownership interest in the Company, forever foreclosing them from receiving any future benefit in their investment as Kate Spade continues on its upward financial trajectory.

88.           It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for Coach at the expense of Kate Spade and Kate Spade's stockholders, which clearly indicates that Kate Spade stockholders were not an overriding concern in the formation of the Proposed Acquisition.

Preclusive Deal Mechanisms

89.           The Merger Agreement contains certain provisions that unduly benefit Coach by making an alternative transaction either prohibitively expensive or otherwise impossible. Significantly, the Merger Agreement contains a termination fee provision that requires Kate Spade to pay up to $83,271,000 to Coach if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, Kate Spade must pay this termination fee even if it consummates any Acquisition Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming. Notably there is no corresponding fee Coach would be required to pay should it back out of the Proposed Acquisition.

90.           The Merger Agreement also contains a "No Solicitation" provision that restricts Kate Spade from considering alternative acquisition proposals by, inter alia, constraining Kate Spade's ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited "bona fide written Takeover Proposal" if it constitutes or is reasonably calculated to lead to a "Superior Proposal" as defined in the Merger Agreement.

CLASS ACTION COMPLAINT

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91.           Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide Coach information in order to match any other offer, thus providing Coach access to the unsolicited bidder's financial information and giving Coach the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Coach.

92.           Accordingly, the Company's true value is compromised by the consideration offered in the Proposed Acquisition.

Potential Conflicts of Interest

93.           The Proposed Acquisition is tainted by the self-interest of the Individual Defendants. Certain insiders stand to receive massive financial benefits as a result of the Proposed Acquisition, as the large, illiquid chunks of shares currently held by certain Defendants and Company insiders will be exchanged for cash. For example, upon the consummation of the Proposed Acquisition, the Individual Defendants and other Company Executives, stand to make collectively over $18 million from an exchange of their currently owned Company, as follows:

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares (S)(2)
Lawrence S. Benjamin(l)	57,047	$1,055,369.50
Raul J. Fernandez(l)	81,715	$1,511,727.50
Carsten Fischer(l)	7,893	$146,020.50
Kenneth B. Gilman(l)	128,567	$2,378,489.50
Nancy J. Karch(l)	174,017	$3,219,314.50
Kenneth P. Kopelman(l)	128,876	$2,384,206.00
Douglas Mack(l)	16,386	$303,141.00
Jan Singer(l)	17,261	$319,328.50
Doreen A Toben(l)	89,384	$1,653,604.00
Craig A. Leavitt	125,509	$2,321,916.50
George Carrara	44,061	$815,128.50
Deborah J. Lloyd	79,682	$1,474,117.00
Thomas J. Linko	13,833	$255,910.50
Linda S. Yanussi	10,895	$201,557.50
Marissa Andrada	—	$—
Timothy Michno	—	$—
All of our current directors and executive officers as a group	975,126	$18,039,831.00

CLASS ACTION COMPLAINT

Case 1:17-cv-04205 Document 1 Filed 06/05/17 Page 22 of 31

94.           In addition, under the terms of the Merger Agreement, upon the consummation of the Proposed Acquisition, each outstanding Company Option (whether vested or unvested) will vest and be cancelled in exchange for an amount in cash equal to the product of the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company stock option multiplied by the aggregate number of Shares subject to such Company stock immediately before the Effective Time, which Option Payment Amount will be paid, as soon as practicable following the Effective Time.

95.           Significantly, members of the Company's Board of Directors, Executive Team, and other Company insiders collectively own thousands of such options for which they will receive immediate liquidity as follows:

Name of Executive Officer	Number of Shares Subject to Vested In-the-Money Company Stock Options (#)	Weighted-Average Exercise Price Per Share ($)	Cash Consideration for Vested ln-the-Money Company Stock Options ($)
Craig A. Leavitt	112,500	$4.81	$1,540,125
George Carrara	60,000	$13.62	$292,800
Deborah J. Lloyd	112,500	$4.81	$1,540,125

96.           Furthermore, under the terms of the Merger Agreement, upon the consummation of the Proposed Acquisition, a prorated portion of each outstanding Company Restricted Stock Unit ("RSU") Company Performance Share Unit Award ("PSU"), or Company Market Share Unit Award ("MSU") held by employees of the Company will be converted into a new Coach RSUs on the same terms and conditions (including applicable vesting requirements) under the Company equity plans and award agreements evidencing such Company restricted stock unit awards as applied to each such Company restricted stock unit award immediately prior to the Effective Time, with respect to the number of shares of Parent common stock that is equal to the number of shares of the Company's common stock subject to the Company restricted stock unit award immediately prior to the Effective Time multiplied by the the quotient of (i) Merger Consideration and (ii) the dollar volume-weighted average sale price for Parent Shares as reported on the New York Stock Exchange during the period beginning at 9:30 a.m., New York City Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as such market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" functions (or, if not reported thereby, any other authoritative source) for the ten (10) consecutive trading days ending with (but not including) the closing date, rounded to the nearest one ten thousandth.

CLASS ACTION COMPLAINT

Case 1:17-cv-04205 Document 1 Filed 06/05/17 Page 23 of 31

97.           Significantly, members of the Company's Board of Directors, Executive Team, and other Company insiders collectively own thousands of such stock awards for which they will receive immediate liquidity as follows:

Name of Executive Officer	Number of Shares Subject to Company Restricted Stock Unit Awards (#)	Cash Consideration for Restricted Stock Unit Awards ($)	Number Shares Subject to Company Performance Share Unit Awards (#)	Cash Consideration for Performance Share Unit Awards ($)	Number Shares Subject to Company Market Share Unit Awards (#)	Cash Consideration for Market Share Unit Awards ($)
Craig A. Leavitt	242,122	$4,479,257	395,454	$7,315,899	156,510	$2,895,435
George Carrara	72,638	$1,343,803	118,637	$2,194,785	53,804	$995,374
Deborah J. Lloyd	158,591	$2,933,934	259,024	$4,791,944	150,972	$2,792,982
Thomas J. Linko	16,950	$313,575	27,684	$512,154	14,923	$276,076
Linda S. Yanussi	16,950	$313,575	27,684	$512,154	16,392	$303,252
Marissa Andrada(l)	28,577	$528,675	7,685	$142,173	—	—
Timothy Michno	22,028	$407,518	17,950	$332,075	—	—

98.           Finally, certain employment agreements with several Kate Spade officers or directors are entitled to severance packages should their employment be terminated under certain circumstances. These 'golden parachute' packages are significant, and will grant each director or officer entitled to them at the very least, hundreds of thousands of dollars, compensation not shared by Kate Spade's common stockholders. Of particular note, Defendants Leavitt and Lloyd stand to make approximately $25 million each from golden parachute payments, and Defendant Carrara stands to make approximately $9 million from such a payment:

Name(l)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Other ($)	Total ($)
Named Executive Officers
Craig A. Leavitt	$10,500,000	$14,690,591	$87,406	(5)	$25,277,997
George Carrara	$3,750,000	$4,533,962	$9,733	$750,000(6)	$9,043,695
Deborah .J.Lloyd	$13,775,000	$10,518,860	$85,493	(5)	$24,379,353
Thomas J. Linko	$1,196,250	$1,101,805	$18,800	$500,000(6)	$2,816,855
Linda S. Yanussi	$1,223,750	$1,128,981	$10,620	—	$2,363,351

CLASS ACTION COMPLAINT

Case 1:17-cv-04205 Document 1 Filed 06/05/17 Page 24 of 31

99.           Thus, while the Proposed Acquisition is not in the best interests of Kate Spade's public stockholders, it will produce lucrative benefits for the Company's officers and directors.

The Materially Misleading and/or Incomplete Preliminary 14D-9

100.         On May 26, 2017, Kate Spade filed with the SEC a materially misleading and incomplete 14D-9 that failed to provide the Company's stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company's stockholders concerning the financial and procedural fairness of the Proposed Acquisition.

Omissions and/or Material Misrepresentations Concerning Kate Spade's Financial Projections

101.         The 14D-9 fails to provide material information concerning financial projections provided by Kate Spade's management, reviewed with Kate Spade's and relied upon by Perella Weinberg in its analyses. Courts have uniformly stated that "projections ... are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management's inside view of the company's prospects." In re Netsmart Techs., Inc. S'holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

102.         For example, the 14D-9 fails to disclose:

a.	The definition of cash flow from operations and the projection line items used to derive cash flow from operations;

b.	the range of terminal value multiples to 2019 EBITDA;

c.	The sensitivity cases used by Perella Weinberg; and

d.	The financial forecasts used in Perella Weinberg's "Wall Street Consensus DCF";

103.         Without accurate projection data presented in the 14D-9, Plaintiff and other stockholders of Kate Spade are unable to properly evaluate the Company's true worth, the accuracy of Perella Weinberg's financial analyses, or make an informed decision whether to tender their Company stock in the Proposed Acquisition.

CLASS ACTION COMPLAINT

Case 1:17-cv-04205 Document 1 Filed 06/05/17 Page 25 of 31

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Acquisition

104.         Specifically, the 14D-9 fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Acquisition. In particular, the 14D-9 fails to disclose:

a.
The specific nature of the NDA agreements between the Company on the one hand and Party A, or Party B on the other, and whether those NDAs contained standstill provisions or so-called "don't ask-don't waive" provisions that may have constrained that parties' ability to present a superior offer.

Omissions and/or Material Misrepresentations Concerning the Director Defendant's Potential Conflicts of Interest

105.         Specifically, the 14D-9 fails to provide material information concerning the Director Defendants' potential conflicts of interest that infect the Proposed Acquisition. In particular, the 14D- 9 fails to disclose:

a.
Given that management negotiated their own employment agreements, it is material to disclose the timing and nature of communications regarding future employment and/or directorship of Kate Spade's officers and directors, including who participated in all such communications;

b.
The specific nature and timing of the negotiations that led to the "deal completion bonus letters" that provided Defendant Carrara and Company Chief Financial Officer Linko deal completion bonuses of $750,000 and $500,000 in cash.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses Performed by Perella Weinberg

CLASS ACTION COMPLAINT

Case 1:17-cv-04205 Document 1 Filed 06/05/17 Page 26 of 31

106.          In the 14D-9, Perella Weinberg describes its fairness opinions and the various valuation analyses performed to render its opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions. Of particular note is the fact that Perella Weinberg's DCF shows a range of implied values per share all of which are above the deal price - $21.20-$26.90 vs $18.50. Only by use of the Trend Sensitivity DCF is Perella Weinberg able to drop the implied range below the deal price. As such, shareholders must be advised when the decision was made to sensitize the projections and the full reasoning behind the decision.

107.          The 14D-9 does not disclose material details concerning the analyses performed by Perella Weinberg in connection with the Proposed Acquisition, including (among other things):

a.            Discounted Cash Flow Analyses:

With respect to Perella Weinberg's Discounted Cash Flow analysis, the 14D-9 fails to disclose:

i.	The inputs used to derive the range of discount rates of 10.5% to 12.5%;

ii.	The Company's standalone unlevered free cash flows for fiscal year 2017 through fiscal year 2019 for the projection cases; and

iii.	The Company's estimated 2019 EBTIDA used to derive the terminal value.

b.            Selected Publicly Traded Companies Analysis

With respect to Perella Weinberg's Selected Publicly Traded Companies Analysis, the 14D-9 fails to disclose:

i.
Whether Perella Weinberg conducted a benchmarking analyses for the Company in relation to the target companies and the financial operating characteristics and other factors observed by Perella Weinberg.

CLASS ACTION COMPLAINT

Case 1:17-cv-04205 Document 1 Filed 06/05/17 Page 27 of 31

108.         Without the omitted information identified above, Kate Spade's public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, Kate Spade's public stockholders cannot gauge the reliability of the fairness opinion and the Board's determination that the Proposed Acquisition is in their best interests.

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

109.         Plaintiff repeats all previous allegations as if set forth in full herein.

110.         The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiffs and the Company's public stockholders.

111.         By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Kate Spade.

112.         As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Kate Spade by entering into the Proposed Acquisition through a flawed and unfair process and failing to take steps to maximize the value of Kate Spade to its public stockholders.

113.         Indeed, Defendants have accepted an offer to sell Kate Spade at a price that fails to reflect the true value of the Company, thus depriving stockholders of the reasonable, fair and adequate value of their shares.

114.         Moreover, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff and the Class all material information necessary for them to make an informed decision on whether to tender their shares in support of the Proposed Acquisition.

115.         The Individual Defendants dominate and control the business and corporate affairs of Kate Spade, and are in possession of private corporate information concerning Kate Spade's assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Kate Spade which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

CLASS ACTION COMPLAINT

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116.         By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

117.         As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Kate Spade's assets and have been and will be prevented from obtaining a fair price for their common stock.

118.         Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the Class.

119.         Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants' actions threaten to inflict.

SECOND COUNT

Violations of Section 14(e) of the Exchange Act

(Against AH Defendants)

120.         Plaintiff repeats all previous allegations as if set forth in full herein.

121.         Defendants have disseminated the 14D-9 with the intention of soliciting stockholders to tender their shares in favor of the Proposed Acquisition.

122.         Section 14(e) of the Exchange Act provides that in the solicitation of shares in a tender offer, "[i]t shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading[.]"

CLASS ACTION COMPLAINT

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123.         The 14D-9 was prepared in violation of Section 14(e) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the 14D-9 is materially misleading and omits material facts that are necessary to render them non-misleading.

124.         The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

125.         The Individual Defendants were at least negligent in filing a 14D-9 that was materially misleading and/or omitted material facts necessary to make the 14D-9 not misleading

126.         The misrepresentations and omissions in the 14D-9 are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of his entitlement to decide whether to tender his shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Acquisition.

THIRD COUNT

Violations of Section 20(a) of the Exchange Act

(Against till Individual Defendants and Coach)

127.         Plaintiff repeats all previous allegations as if set forth in full herein.

128.         The Individual Defendants and Coach were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants and Coach knew or should have known that the 14D-9 was materially misleading to Company stockholders.

CLASS ACTION COMPLAINT

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129.         The Individual Defendants and Coach were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants and Coach were aware or should have been aware that materially false and misleading statements were being issued by the Company in the 14D-9 and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants and Coach were able to, and did, control the contents of the 14D-9. The Individual Defendants and Coach were provided with copies of, reviewed and approved, and/or signed the 14D-9 before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

130.         The Individual Defendants and Coach also were able to, and did, directly or indirectly, control the conduct of Kate Spade' business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants and Coach knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company's stockholders and that the 14D-9 was misleading. As a result, the Individual Defendants and Coach are responsible for the accuracy of the 14D-9 and are therefore responsible and liable for the misrepresentations contained herein.

131.         The Individual Defendants acted as controlling persons of Kate Spade within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Kate Spade to engage in the wrongful conduct complained of herein. The Individual Defendants controlled Kate Spade and all of its employees. Additionally, Coach also had direct supervisory control over the composition of the 14D- 9 and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the 14D-9. As alleged above, Kate Spade is a primary violator of Section 14 of the Exchange Act and SEC Rule 14d-9. By reason of their conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act.

CLASS ACTION COMPLAINT

Case 1:17-cv-04205 Document 1 Filed 06/05/17 Page 31of 31

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A.            Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representatives and Plaintiff's counsel as Class counsel;

B.            Enjoining the Proposed Acquisition;

C.            In the event defendants consummate the Proposed Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D.            Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

E.            Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Kate Spade and obtain a transaction which is in the best interests of Kate Spade and its stockholders;

F.             Directing defendants to account to Plaintiff and the Class for damages sustained because of the wrongs complained of herein;

G.            Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff's attorneys' and experts' fees; and

H.            Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: June 5, 2017
240 Mineola Blvd.
Mineola, NY 11051
Telephone: (516) 741-4799
Facsimile: (516) 741-0626
esmith@brodskysmith.com

Attorneys for Plaintiff

CLASS ACTION COMPLAINT